Exhibit 99.B(g)(5)

SEI Institutional Managed Trust

Effective as of July 1, 2021

Custody & Banking

[Table Redacted]

Overdraft Interest

[Table Redacted]

Other Charges

Out-of-pocket expenses may include, but are not limited to, postage, courier and overnight mail charges, telephone and telecommunication charges, including fax charges, duplicating charges including those relating to filings with federal and state regulatory authorities and Board meeting materials, forms and supplies including those relating to Board meeting materials, certain filings with federal and/or state regulatory filings, customized computer programming requests, charges for organizing documents, pricing service charges, record retention, reproduction, retrieval and destruction costs, locally mandated charges, subcustodian communications expenses, telex expenses, audit reporting expenses, direct expenses such as tax reclaims, stamp duties, foreign investor registration, commissions, dividend and income collection charges, proxy charges when the agent is not in the U.S., taxes, certificate fees, special handling, transfer, withdrawal, Euroclear deposit and withdrawal charges, holding charges, lifting fees and inquiry fees from correspondents and registration fees, and other expenses as agreed to by the parties from time to time would be applied to your account.

Footnotes

Fees quoted within this fee schedule are offered contingent upon the information provided and assume the actual experience will not be materially different from projected activity. Fees are invoiced to a client for or in conjunction with the provision of services rendered. Charges are costs incurred by BBH on behalf of clients and in conjunction with the provision of services; they are invoiced as incurred directly or via a third party or pursuant to an allocation methodology which is subject to periodic review by BBH. This fee schedule may be modified as additional markets and/or services are introduced and the corresponding rates for those markets and/or services will be agreed upon by both parties.

Client Specific Footnotes:

Relationship Discount - The following additional discounts will apply based on the aggregation of assets across: SEI Institutional International Trust, SEI Institutional Investments Trust, SEI Institutional Managed Trust, SEI Global Master Fund plc, SEI Global Assets Fund plc, SEI Global Investments Fund plc, New Covenant Funds, SEI Structured Credit Fund LP, SEI Advisor Managed Trust, and SEI Investments Distribution Co.

Foreign Asset Discount

[Discount Redacted]

Total Asset Discount

[Discount Redacted]

Custody & Banking

Custody Market Safekeeping - The safekeeping basis point charges are applied monthly to the settled positions as reflected on BBH's custody system at month end. The settled positions are to be determined on the market value of securities with BBH. The market value of securities shall be calculated based on the month end settled positions with the available prices on the final business day of each month. The available price that BBH's designated vendor provides shall be used.

- Assets held away incur charges at the US Market rate.

- Unpriced fixed income instruments are valued at par.

- Unpriced asset baked instruments are valued at current face.

- Fees for additional markets will be discussed and agreed upon prior to investment.

Custody Market Transactions - Transaction fee is assessed per partial settlement.

- Transaction fees above apply to any security movement of security in the applicable market.

- Securities lending related movements are charged at the relevant transaction rates per market.

- US is defined as DTC, FRB and NY Vault held assets.

Direct Debit Fees - The additional transaction fees are assessed directly to the agreed upon account at the time of transaction. These items will not appear on the monthly invoice.

Registration Document Completion Services - Events include account opening, name changes, conversions, mergers, market specific licensing renewals, and other events as agreed upon by both parties. Markets are categorized by tiers depending on complexity as defined by BBH. Fees will be assessed upon completion of the registration event. The list of markets in each tier is listed in Appendix A of this schedule. Charges mandated by a market are not included in BBH’s pricing. These may include, but are not limited to, licenses, depository charges, tax ID issuance, and translation.

Overdraft Interest

Overdraft Interest - Overdraft Interest Rate - The Overdraft Interest Rate is calculated at the reference rate reflected in the rate card above, plus the corresponding overdraft basis point spread; effective October 1, 2021, the reference rate for USD will change to the BBH Overdraft Base Rate.

BBH may, in its discretion and with notice, replace a reference rate and its corresponding basis point spread with a commensurate overdraft interest rate. BBH Overdraft Base Rates are set daily reflecting BBH’s effective trading rate in the relevant local money markets on each day. In those markets where a true money market rate is not available, or is not reflective of the market, the BBH Treasury Group sets overdraft base rates on a market-by-market basis, taking into consideration market standards and conditions. The Overdraft Interest Rate accrues daily based on adjusted available balances and posts monthly.

Billing

BBH will automatically debit the agreed upon account, specified in the direct debit authorization letter for the invoiced amount.

Billing Frequency Monthly
Billing Currency USD

Accepted and agreed:

SEI Institutional Managed Trust and each Cayman Islands exempt company listed on Schedule A to the Custodian Agreement		Brown Brothers Harriman & Co.

By:	/s/ Stephen MacRae	By:	/s/ Eruch A. Mody
Name:	Stephen MacRae	Name:	Eruch A. Mody
Date:	12/21/2021	Date:	12/21/2021

Appendix A: List of Markets by Tier
Market	Tier Number	Market	Tier Number
China “A” Shares	1	Bangladesh	3
Ecuador	1	Brazil	3
India (FPI) openings and conversions	1	Chile	3
Kazakhstan	1	China B Shares	3
Korea	1	Egypt	3
Pakistan	1	Iceland	3
Russia	1	Israel	3
Saudi Arabia	1	Tunisia	3
Serbia	1	Turkey	3
Taiwan	1	Colombia	4
Ukraine	1	Cyprus	4
Venezuela	1	Ghana	4
Vietnam	1	Greece	4
Bulgaria	2	Hungary	4
Costa Rica	2	Indonesia	4
Jordan	2	Malaysia	4
Kuwait	2	Mauritius	4
Oman	2	Peru	4
Qatar	2	Poland	4
Romania	2	Rwanda	4
Slovenia	2	Uganda	4
Sri Lanka	2	India FPI Renewals	4
Thailand	2	Kazakhstan (POA Renewal)	4
UAE (All Exchanges)	2	Russia (POA Renewal)	4
Bahrain	3	Serbia (POA Renewal)	4